Mail Stop 3561

May 30, 2008

Mr. Douglas R. Waggoner
Chief Executive Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 750
Chicago, IL 60610

Re: Echo Global Logistics, Inc.
Registration Statement on Form S-1
File No. 333-150514, filed on April 30, 2008

Dear Mr. Waggoner,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the prospectus to disclose the reasons for the recapitalization.

2. Please provide us with a complete discussion of the mechanics of the recapitalization and the anticipated date of completion for each relevant step.

3. Please tell us whether the recapitalization agreement has been executed. In addition, tell us the exemption from registration upon which you will rely for the issuance of shares in connection with the recapitalization.

4. With respect to any shares offered which have not yet been issued pursuant to the recapitalization, please revise to disclose the related selling stockholders are underwriters.

5. Revise throughout to define at first use or remove industry jargon and marketing language so that your disclosure may be more clearly understood by an investor not in your industry. Examples of such terminology include "solution," "inter-modal," and "fully-integrated."

6. Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form S-1 registration statement.

Registration Statement Cover Page

7. Please revise the cover of the registration statement to include the following language and check the appropriate box: "Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of 'large accelerated filer,' 'accelerated filer' and 'smaller reporting company' in Rule 12b2 of the Exchange Act."

Table of Contents

8. Please relocate the three paragraphs at the bottom of this page to other sections of the prospectus so that the summary immediately follows the table of contents.

9. Refer to the final paragraph on this page. We note that you have relied on reports from third party sources for data, such as from Armstrong & Associates and Transportation Intermediaries Association. Please either confirm that the data provided by these third-parties was not prepared specifically for you in connection with your disclosure and was otherwise generally publicly available for a low or nominal subscription fee or provide a consent under Rule 436.

Prospectus Summary, page 1

10. It appears that portions of the summary repeat, at length, information that appears later in the prospectus. For instance, "Overview", "Industry Background", "Our Competitive Advantage" and "Our Strategy" are reproduced nearly verbatim in the Business section. Please revise the summary to limit repetitive disclosure.

Overview, page 1

11. We note the carryover paragraph at the top of page 2. Please clarify the meaning of the phrase "core logistics services."

12. We note the last sentence in the second-to-last paragraph in this section. Please revise here, under "Transportation costs and gross profit" on page 31, and elsewhere in the prospectus, as appropriate, to more fully explain your fee structure, including whether it is flat or variable.

Industry Background, page 2

13. Refer to the first sentence of this section. Please consider providing the definitions of "transportation" and "logistics" in the first paragraph of the "Overview" on page 1.

14. Refer to the first paragraph on page 3. Please revise to disclose the relative percentage of asset-based transportation providers competing in the market as compared to non-asset-based providers.

Disruptive business model with significant value proposition for clients, page 3

15. Investors may have difficulty understanding certain terms, such as "disrupt", "disruptive", and "disintermediate", in the context in which they are used in this registration statement. Please revise to communicate these concepts using more commonly understood terminology.

Proprietary technology platform, page 3

16. We note the last sentence on page 3. While it appears that your database expands if new clients and suppliers are added, it is unclear how increased volume (without new clients or suppliers) might also expand your database. Please revise to explain.

Superior client interfacing technology and service, page 4

17. Please delete the term "robust" in the second sentence of this section.

Multi-faceted sales strategy, page 4

18. We note that you refer to your sales agents as "seasoned industry professionals" or "experienced industry sales professionals." Please indicate whether it is your policy to avoid hiring agents without significant prior experience, or revise accordingly.

The Offering, page 7

19. We note from your disclosure on page 7 and 24 that you intend to use approximately $2.3 million of your net proceeds from this offering to make required accrued dividend payments to holders of your Series B and D preferred shares. In this regard, please tell us the date that this dividend payment was accrued and under what balance sheet line item. If this planned dividend distribution (whether declared or not, whether paid from proceeds or not) is not reflected in the latest balance sheet as a liability, please revise to include a pro forma balance sheet alongside your historical balance sheet giving effect to this planned dividend distribution (excluding the effects of the offering proceeds). Also, revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to the planned dividend distribution on the face of your statement of operations and provide adequate footnote disclosure, which clearly explain the methods and assumptions involved along with disclosures as outlined in paragraph 40 and 41 of SFAS No. 128. Please note that in preparing pro forma earnings per share, you should give effect in the weighted average shares used to compute pro forma EPS of the number of shares to be issued in the offering at the expected offering price whose proceeds will be required to fund the planned dividend distribution in accordance with SAB Topic 1:B:3.

Summary Consolidated Financial and Other Data, page 9
Selected Consolidated Financial and Other Data, page 28

20. Please revise the introductory paragraph to your Selected Consolidated Financial and Other Data to explain why financial information has not been presented for periods prior to 2005.

21. Please revise footnote (1) to your Summary Consolidated Financial and Other Data on page 9 and your Selected Financial Data on page 28 to explain why you have presented pro forma tax expense/(benefit) information and related net earnings(loss) disclosures for the fiscal 2005 and 2006 periods.

Risk Factors, page 10

22. Please add a risk factor discussing the impact that the current historically high gas and oil prices may have on your business. We note in this regard your disclosure on page 44 that you pass through this costs to customers; however, in light of the fact that you either have no contract or a short term contract with most of your customers, discuss whether you will expect to be able to continue passing through these costs and whether your margins might suffer as a result.

23. Include a risk factor discussing the fact that you accept liability for damage to shipped goods as discussed on page 61.

<u>We may not be able to develop… anticipated growth in our operations, page 11</u>

24. Please revise to disclose the growth rates for the annual periods from 2005-2006 and 2006-2007, rather than the compound annual growth rate for 2005-2007.

<u>Our inability to protect our intellectual property rights may impair our competitive position, page 12</u>

25. Please revise the heading of this risk factor to disclose that you have not registered any patent or trademark protections to date. Please also disclose your lack of intellectual property protections in "Intellectual Property" on page 59.

<u>Our clients may terminate their relationships with us on short notice…, page 13</u>

26. Although we note that transactional clients may terminate your services with limited or no penalty, please revise to clarify whether enterprise clients may also freely terminate on similar terms. If not, please revise the risk factor heading accordingly.

<u>Our industry is subject to seasonal fluctuations…, page 16</u>

27. It would appear somewhat counterintuitive that shipping sales are lower during the holiday season. Please revise to provide additional disclosure regarding this seasonal fluctuation.

<u>Use of Proceeds, page 24</u>

28. If possible, provide estimates of the amount of proceeds you expect to allocate to each contemplated use and indicate the order of priority of each use.

<u>Dilution, page 26</u>

29. Please tell us and explain in footnotes to your "Dilution" disclosures how you calculated or determined the total number of shares purchased by your existing shareholders and the total consideration paid by these shareholders as reflected in the table on page 27.

<u>Acquisition of Mountain Logistics, Inc., page 30</u>

30. Please disclose the performance measures upon which earnout payments will be based.

31. Revise to discuss the Bestway acquisition.

Anticipated uses of cash, page 43

32. We note your reference to earn-out payments. Please revise to clarify that you are referring to the $6.45 million cash payable and 550,000 shares of common stock issuable to Mountain Logistics based upon achievement of certain performance measures.   If there are other earnout payments related to the Mountain Logistics acquisition or other acquisitions, please specifically disclose them.

33. Revise to quantify your anticipated short term capital needs.

Business, page 45

34. Please disclose the estimated dollar amount spent on development of new technologies related to the ETM. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Our History, page 46

35. Refer to the second paragraph of this section. Although we note that Messrs. Lefkofsky and Heise founded InnerWorkings, the prior financial performance of that company is not relevant to this offering. Please revise to delete the final sentence of this paragraph.   In addition, this section does not really describe your history, but that of your founders. A description of your history should discuss your change in corporate structure and material acquisitions. Please revise the heading or text as appropriate.

Our Proprietary Technology Platform, page 51

36. Please revise the chart at the bottom of page 51 or the accompanying key on page 52 to more clearly disclose which services or portals are available to customers and which may be accessed only by Echo personnel.

37. Revise to discuss how you ensure that the pricing provided on your portal is always accurate or to discuss how you address inaccurate rates selected by clients.

Our Clients, page 54

38. Clarify whether you are ever liable to make payments or provide rebates in connection with a failure to reach the agreed cost savings.

Enterprise Client Case Study, page 55
Transactional Client Case Study, page 56

39. Please delete the enterprise and transactional client case studies. The studies contain marketing language and may give the impression that you guarantee certain results for your clients.

Executive Officer and Directors, page 63

40. Please state each executive officer's term of office. Refer to Item 401(b) of Regulation S-K.

2005 Stock Option Plan
Initial Public Offering Grants of Stock Options, page 73

41. We note from your disclosure on page 73 that upon completion of this offering, you will grant options to purchase common stock to certain of your named executive officers in the following amounts: Mr. Buzza – 90,000; and Mr.Sandhir – 90,000. For these and any other options or equity securities issued subsequent to the date of your most recent balance sheet presented in the filing, please tell us and revise MD&A to disclose the amount of compensation expense that you have recognized or plan to recognize in connection with the issuance of these equity compensation grants. Your response and your revised disclosure should also explain how the amount of expense to be recognized was calculated or determined. If no expense will be recognized, please explain why. Additionally, please revise to include the disclosures outlined in paragraphs 179 and 182 of the AICPA's Audit and Accounting Practice Aid "Valuation of Privately- Held-Company Equity Securities Issued as Compensation" with respect to these equity compensation grants and their related valuation in MD&A and the notes to the financial statements, as applicable.

Certain Transactions and Related Party Transactions, page 88

42. Refer to the final sentence of the introductory paragraph. Please expand your disclosure to more fully describe the arrangements you have in place to protect investors in the case of future related party transactions. Refer to Item 404(b) of Regulation S-K.

43. Considering your disclosure under the heading "Relationship with Citi Global Investment Banking," tell us what consideration you have given to the need for a "qualified independent underwriter."

Principal and Selling Stockholders, page 93

44. Please revise footnote (3) to identify the individual(s) possessing voting and investment power for New Enterprise Associates 12. Refer to Instruction 2 to Item 403(c) of Form S-K.

Certain Material U.S. Federal Income Tax Consequences to Non-U.S. Holders, page 102

45. We note your disclosure that the discussion under this heading constitutes the opinion of Winston & Strawn LLP. The tax discussion itself, however, does not appear to include actual conclusions of the tax treatment that you will receive but instead gives a general description of the law as it applies to entities in various situations. If you choose to provide an opinion of counsel, revise to include actual opinions of counsel within the text and file form of opinion of counsel. In addition, please identify tax counsel under the section titled "Experts" or revise to add a new appropriate heading for such disclosure.

Where You Can Find Additional Information, page 109

46. Please tell us whether you intend to make your reports available free of charge on the internet. If you do not, please tell us why. Refer to Item 101(e) of Regulation S-K.

Echo Global Logistics, Inc and Subsidiaries
Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

47. Please provide an accountant's report which indicates the name of the firm issuing the report in accordance with Article 2-02(a) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

48. We note from your disclosure that certain transactions to provide specific services are recorded at net amount charged to clients because many factors required to record the revenue on a gross basis as the principle are not present. In this regard, please enhance your disclosure and explain the key factors that determine whether transaction costs are recorded net of transportation revenue rather than gross. Specifically, please tell us and disclose if you bear any risk for collection from your client and why such transportation costs should not be recorded gross of transportation revenue, similar to shipping and handling charges or sales and other taxes paid to a regulatory authority in selling products of providing services.

49. Additionally disclose how your accounting policy for the recognition of transportation costs complies with the guidance and methods prescribed in EITF No. 91-9.

Note 4. Acquisitions, page F-12

50. In light that goodwill in the amount of $1,230,966 and 623,960 for the acquisition of Mountain Logistic and Bestway, respectively is significant to the over all purchase price of the respective acquisitions, please disclose and explain in detail for each acquisition in Note 4 the factors that contributed to a purchase price that significantly exceeded the fair value of the assets and liabilities acquired in each acquisition, which resulted in significant amounts of goodwill. Refer to paragraph 35 through 46, 51(b), and appendix A of SFAS No. 141 for guidance. Your statement that "as a result of the acquisitions, the Company believes it has established a significant presence in the respective markets" is vague and does not provide adequate disclosure.

51. We note from your disclosure that the terms of the Mountain Logistic Acquisition requires you to pay an additional $6.45 million in cash and 550,000 shares of common stock contingent upon the achievement of certain performance measures by or prior to May 31, 2012, which would be accounted for as additional purchase price by adjusting goodwill. Please tell us and revise Note 4 to explain in further detail the nature and terms of the performance measures that were or must be achieved for the payment of the contingent consideration to be required. As part of your response, you should also explain why you believe it is appropriate to reflect these contingent payments as additional purchase price of the acquisition. Please provide similar disclosures for all acquisitions disclosed in your audited financial statements and in the financial statements of subsequent interim periods, where applicable.

52. Additionally, your disclosure in Note 4 on page F-12 is inconsistent with your disclosure on page F-49, where you disclose that the purchase price of the Mountain Logistics acquisition was $5.8 million, consisting of cash plus the issuance of 550,000 shares of Echo restricted common stock. Please revise so that the disclosures are consistent with each other. If the issuance of the 550,000 shares is not contingent consideration or is contingent consideration that has been issued in the financial statement periods presented, please disclose the value assigned to each share, and explain in detail your basis for determining that value. Your disclosure should include a discussion of the significant factors, assumptions, and methodologies used in determining fair value of each share issued during the respective periods presented. Please provide similar disclosure for all acquisitions disclosed in your audited financial statements and in the financial statements of subsequent interim periods, where shares have been issued as consideration for part of the acquisition purchase price. See paragraph 51(d) of SFAS No. 141 for guidance.

53. The disclosure in Note 4 which indicates that 550,000 common shares may become issuable upon achievement of certain performance measures by or prior to May 31, 2012 is inconsistent with the disclosure in footnote (14) to the table on

page 91 which indicates that these shares have been issued subject to the Company's right to repurchase the shares if certain performance targets are not satisfied by May 31, 2010. Please reconcile and revise these disclosures.

Note 8. Accrued Expenses, page F-15

54. We note from the disclosure included in Note 8 to the Company's audited financial statements and Note 5 to the Company's interim financial statements that the Company's consolidated financial statements included accrued rebates aggregating $161,961 and $577,965 at December 31, 2006 and 2007 and $919,465 at March 31, 2008. Please tell us and revise the notes to your financial statements to disclose the nature and terms of the rebates for which accruals have been established. As part of your response and your revised disclosure, explain how these rebates are recognized and classified in your consolidated statements of operations.

Note 11. Income Taxes, page F-16

55. We note the disclosure in Note 11 indicating that as a result of the $9.4 million share redemption occurring in June 2006, the tax basis of the Company increased resulting in the recognition of a deferred tax asset of $3.8 million, for which a valuation allowance of $1.9 million was recorded with a corresponding increase to additional paid in capital of $1.9 million. Please explain why the $9.4 million share redemption resulted in an increase in the tax basis of the Company. Also, please explain how you calculated or determined the $3.8 million deferred tax asset that was recognized and explain in further detail why this asset has been reduced by a valuation allowance of $1.9 million, which has been reflected as an offset to additional paid in capital.

Note 12. Stockholders' / Members' Deficit
Series A Common Stock, page F-18

56. Reference is made to the payment in the amount of $9,400,000 in June 2006 for redemption of 3,381,295 shares of series A common stock at approximately $2.78 per share. In this regard, please tell us and disclose in the notes to the financial statements your relationship with the holders of the 3,381,295 shares of series A common stock prior to the redemption of these shares; explain how the redemption price to re-acquire these shares was determined, and why it exceeded the price received by the company for other common shares issued in 2005 and 2005. Specifically, explain if the holders of the series A common stock prior to redemption (the holders) were employees, directors or outside vendor / service providers of the company. If the holders were employees, directors or outside vendor / service providers, please explain if any compensation expense was recognized in accordance with SFAS No. 123(R). If no compensation expense

was recognized, please tell us and disclose the basis for your conclusion. We may have further comment after receipt of your response.

57. Please explain in the notes to the financial statements the nature and terms of the distributions aggregating $1,030,625 that were paid to the Series A common stockholders during 2006 as reflected in the Company's consolidated statements of stockholders/member's deficit.

Series B Preferred Shares, page F-18
Series D Preferred Shares, page F-19

58. It appears from your disclosure on pages F-18 and F-19 that the conversion rate for the Series B and Series D preferred shares may be subject to change under certain circumstances. In this regard, please clearly disclose how the applicable conversion rate is determined and provide complete and clear disclosure of the accounting treatment related to this conversion feature for all periods presented. Your response should include, but not be limited to, an explanation of whether the conversion feature is freestanding or embedded and whether the conversion feature is within the scope of SFAS No. 133 (i.e., it is a derivative that must be accounted for at fair value with changes in fair value recorded in earnings). If the conversion feature qualified for the paragraph 9 scope exception of SFAS No. 133, please explain how you applied EITF No. 98-5 and 00-27, if applicable.

Series D Preferred Shares, page F-19

59. Reference is made to the issuance of 6,258,993 shares of series D preferred shares in June 2006 for proceeds of approximately $17,400,000 or $2.78 per share. In this regard, please tell us the nature of your relationship with each holder of the 6,258,993 shares. If the holders are related parties, please provide the disclosures outlined in paragraph 2 of SFAS No. 57. Additionally, please disclose the method and assumptions used in estimating the series D preferred per share value of $2.78 and factors or differences in rights and privileges that contributed to the series D preferred per share value of $2.78 to be greater than the common stock per share fair value of $0.77 as of June 30, 2006 (as disclosed on page F-24).

Stock Based Compensation and Other Equity transactions, page 91, F-5 and F-24

60. Reference is made to the following equity transactions disclosed on page 91, F-5 or F-24:

- Proceeds from the issuance of 600,000 common shares for $955,000 or approximately $1.59 per share during the fiscal year ended December 31, 2007(see page 91 and F-5);
- Issuance of 10,000 unvested series A common stock for $40,500 or approximately $4.05 per share (see page 91);

- Issuance of 178,500 options during the six months ended June 30, 2007 at various exercise prices ranging from $1.08 to $3.50 per share;
- Issuance of 667,000 options during the third quarter of 2007 at exercise prices ranging from 4.00 to $4.05 per shares;
- Issuance of 230,000 options during the fourth quarter of 2007 at an exercise price of $4.40 per share

In this regard, please tell us and disclose in a note to your financial statements how you calculated or determined the fair value of the 600,000 common shares issued during fiscal year ended December 31, 2007 and the 10,000 unvested series A common shares issued on September 28, 2007 and the nature / terms of each transaction. Also, indicate whether the valuation was prepared by a related party or an independent valuation specialist. Additionally, for all of the above listed equity transactions, please indicate whether the fair value was determined by a contemporaneous or retrospective valuation. Furthermore, please provide similar disclosure as outlined in paragraphs 179 of the AICPA Guide "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," as applicable, for each equity transaction included in any interim period presented in your financial statements.

Finally, if the valuation of the underlying common stock of the above equity securities was based on a retrospective valuation or a valuation prepared by a related party, please revise MD&A to include a discussion of the following:

- A discussion of the significant factors, assumptions and methodologies used in determining fair value;
- A discussion of each significant factor contributing to the difference between the fair value of the underlying common stock of the equity securities and the estimated public offering price, or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the public offering, the fair value as determined by that valuation;
- The valuation alternative used by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraphs 182 of the AICPA Guide "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Unvested Series A Common Stock, page F-20

61. We note the disclosure in Note 12 indicating that 1,410,000 unvested shares of Series A common stock were sold to certain members of management and the board of directors in 2006 and 2007 but do not believe the disclosures provided with respect to these transactions comply with the disclosure requirements of

SFAS No.123(R). Please revise the notes to your financial statements to include all of the disclosures required by paragraphs 64, A240 and A241 of SFAS No. 123(R), as applicable.

Note 13. Earnings (Loss) Per Share, page F-20

62. Please revise your computations of net income (loss) applicable to common shareholders for 2005 and 2006 to include the dividends aggregating $148,872 and $146,217, respectively, associated with the Company's Series C Preferred stock, as a deduction from the Company's loss from continuing operations, to arrive at the net income (loss) applicable to common shareholders. Your consolidated statements of income for 2005 and 2006 should be similarly revised.

63. In addition, please revise Note 13 to disclose the number of securities (including options, restricted shares and convertible preferred shares) that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented or revise to appropriately reflect the dilutive effects of the outstanding employee stock options for each period presented. Refer to the disclosure requirements outlined in paragraph 40c of SFAS No.128. Note 6 to the Company's interim financial statements should be similarly revised.

Note 14. Stock-Based Compensation Plans, page F-23

64. We note the disclosure indicating that in November 2007, the Company engaged an independent valuation specialist to perform a valuation of its common stock as of November 30, 2007. Since you make reference to this specialist in your financial statements, please revise to include a consent of this specialist as an exhibit to the registration statement.

Note 17. Related Parties, page F-25 and F-26

65. The amounts paid to Holden Ventures during 2006 and 2007 as discussed on page 88 of the registration statement of $78,140 and $206,431, respectively, do not agree to the amounts disclosed in Note 17 to the Company's financial statements. Please reconcile and revise these disclosures. Also, please revise Note 17 to disclose the options and rights to purchase common shares that were granted to Holden Ventures during 2007 as discussed in the last two paragraphs on page 88 of the registration statement and explain how the Company valued and accounted for these transactions in its consolidated financial statements.

66. We note from your disclosures on pages F-26 and 90 that in March 2007, you acquired assets of SelecTrans, LLC (SelectTrans) for $350,000 in cash and 150,000 shares of common stock (fair value of $162,000) from your Chief Executive Officer. In light that this transaction was with an executive of the

company and in order to provide transparent disclosure, please provide all disclosures outlined in paragraphs 51 and 52 of SFAS No. 141, as applicable. Additionally, tell us your cost basis (historical or fair value) used in recording the respective acquired assets and your basis for your conclusion.

67. Also, we note from your disclosure on page 90 that Mr. Waggoner your Chief Executive Officer will also receive up to $500,000 in cash and 37,500 shares of your common stock upon the achievement of certain performance targets during the three year period beginning on March 21, 2007. Please revise Note 17 to disclose these terms of the acquisition transaction and to explain your planned accounting treatment should these amounts become payable.

Echo Global Logistics, Inc and Subsidiaries
Interim Consolidated Financial Statements for the period ended March 31, 2008

68. Please address our comments on the Company's audited financial statements in the interim financial statements, where applicable.

69. Please revise to include a statement of changes in stockholders'/member's deficit for the latest interim period presented. Also, please revise the notes to the Company's interim financial statements to disclose the significant terms of any equity transactions that occurred during the latest interim period presented.

70. We note from your disclosure under the Mountain Logistic and the Bestway acquisition sections on page F-32 and F-33 that allocation of the purchase price is based on preliminary estimates and assumptions and is subject to revision when valuation plans are finalized. In this regard, please disclose (i) why valuation plans have not been finalized as of March 31, 2008, (ii) when the allocation is expected to be finalized, and (iii) provide other available information, which will enable a reader to understand the nature and magnitude of any potential adjustment. See paragraph 51(h) of SFAS No. 141 for guidance.

Mountain Logistics, Inc.
Report of Independent Auditors, page F-39

71. Please provide an accountant's report which indicates the name of the firm issuing the report in accordance with Article 2-02(a) of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Statement of Income
Introductory paragraph to the pro forma financial information, page F-50

72. We note from your disclosure on page F-50 that your pro forma financial information reflects the effect of converting the Company's Series B and D preferred shares to common shares on a one-for-one basis, along with reflecting this recapitalization and consistent with the pro form information on page 9 of

your filing, please also reflect the effects of the number of shares that will be offered by you in the planned initial public offering.

73. Since your interim period ended March 31, 2008 statement of income does not reflect the effects of converting the Company's Series B and D preferred shares to common shares and because your pro forma information should reflect the effects of the number of shares that will be offered by you in the planned initial public offering, consistent with page 9, please revise to include a pro forma statement of income for the interim period ended March 31, 2008 effecting the aforementioned transactions. Each pro forma adjustment should be referenced to notes which clearly explain the methods and assumptions involved.

Unaudited Pro Forma Condensed Consolidated Statement of Income, page F-51

74. Reference is made to footnote (2). Please disclose the method(s) and assumptions (i.e. interest rate, period etc.) used in estimating the reduction of interest income and your basis for using such method(s) and assumptions.

75. Reference is made to the pro forma adjustment for income tax benefit (expense) for $111,979. Please disclose the method and assumptions used in estimating the tax benefit pro forma adjustment.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-3

76. Revise to provide more details surrounding the nature of the purchasers and information provided to such purchasers to support your claim for exemption under 4(2).

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda McManus
Branch Chief